

Mail Stop 4546

December 20, 2016

Stephen B. Thompson
Vice President Finance
Abeona Therapeutics Inc.
3333 Lee Parkway, Suite 600
Dallas, TX 75219

> **Re:** **Abeona Therapeutics Inc.**
> **Form 10-K for the Year Ended December 31, 2015**
> **Filed March 30, 2016**
> **File No. 001-15771**

Dear Mr. Thompson:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment we ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Item 9A. Controls and Procedures, page 35

1. Please amend your filing to conclude as to the effectiveness as of December 31, 2015 of disclosure controls and procedures and internal control over financial reporting and the existence of any changes in internal control over financial reporting, as required by Item 307 and Item 308 of Regulation S-K. Please also amend your Forms 10-Q for the quarterly periods ended March 31, June 30 and September 30, 2016 to conclude as of those dates regarding the effectiveness of disclosure controls and procedures and the existence of any changes in internal control over financial reporting. In addition, please explain to us your basis for asserting herein that this report is not subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 or remove this reference.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Staff Accountants Ibolya Ignat at (202) 551-3636 or Franklin Wyman at (202) 551-3660 if you have questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance